CERTIFICATE OF NOTIFICATION

                                    Filed by

                             SOUTHERN POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 27, 2000 and December 17, 2002 in the matter of File No. 70-9701.

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Southern Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, that on July 8, 2003, the issuance by the Company of $575,000,000 aggregate principal amount of its 4.875% Senior Notes, Series C due July 15, 2015 (the "Series C Notes"), pursuant to the Second Supplemental Indenture dated as of July 8, 2003, supplementing the Senior Note Indenture dated as of June 1, 2002 between the Southern Power and The Bank of New York, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.



Dated: July 18, 2003                                 SOUTHERN POWER COMPANY



                                                     By /s/Wayne Boston
                                                         Wayne Boston
                                                     Assistant Secretary